SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25A

                        Commission File Number: 000-21725

                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-KSB    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
              [_] Form N-SAR

For Period Ended:  March 31, 2001
                   --------------


[_]  Transition Report on Form 10-K         [_]  Transition Report on Form 10-Q

[_]  Transition Report on Form 20-F         [_]  Transition Report on Form N-SAR

[_]  Transition Report on Form 11-K

      For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION


                          The Translation Group, Ltd.
--------------------------------------------------------------------------------
Full name of registrant


--------------------------------------------------------------------------------
Former name if applicable


30 Washington Avenue
--------------------------------------------------------------------------------
Address of principal executive office (Street and number)


Haddonfield, NJ   08033
--------------------------------------------------------------------------------
City, state and zip code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



In a Form 12b-25 filed with the Securities and Exchange Commission on June 29, 2001, The Translation Group, Ltd. (TTGL) indicated that it was unable to file timely its Annual Report on Form 10-KSB for the fiscal year ended March 31, 2001, and that it would file such a report within the fifteen calendar day period following the prescribed due date as permitted by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

As noted in the initial 12b-25, TTGL was unable to file its Form 10-KSB within the prescribed timeframe because it has taken until recently to achieve financing necessary to pay the balance of money owed to its auditor, Wiss & Company, for the previous audit. As such, Wiss & Company had been precluded from beginning the audit until payment was made. We also suffered a large cash flow problem in our Internet subsidiary, which problem has since been resolved. There are no auditing or accounting related disputes between the two companies whatsoever.

Under SEC rules, it is our understanding that a company's auditors are not allowed to do a new audit until the previous audit has been paid for or a settlement agreement is reached between the company and its auditors. TTGL owes Wiss a portion of the fees due for the previous year's audit as well as quarterly reviews. Due to cash flow problems stemming from the sharp downturn in Internet-related business, which made up a significant portion of TTGL operations, TTGL delayed payments to Wiss & Company, choosing instead to satisfy payroll, taxes, leases and other obligations required to keep the company viable as a business. Fully aware of the SEC rule referenced above, TTGL made a significant effort to raise additional capital earlier in the spring but met with limited success. More recent capitalization efforts have proven fruitful and a settlement is now possible and, in fact, is in place. TTGL is determined to remain a fully reporting company, as has been our history since inception.

As indicated in the initial 12b-25, unfortunately, the deadline for filing our Form10-KSB was upon us. Even though our company is small, our audit is difficult and very expensive due to our foreign subsidiaries located in Beijing, Amsterdam, and Lyon, France. Our auditors have just returned to the US on July 13, 2001, after completing their field work on our foreign subsidiaries. Additionally, the portion of the audit related to the two operating subsidiaries based in New Jersey and the parent must now be completed.

TTGL will file its Annual Report on Form 10-KSB for the year ended March 31, 2001 as promptly as practicable.

                                     PART IV
                                OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification


               Randy G. Morris                       (856)         795-8669
--------------------------------------------------------------------------------
                  (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           The Translation Group, Ltd.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  July 16, 2001                             By  /s/ Randy G. Morris
      -------------                                 -------------------
                                                    Randy G. Morris
                                                    President and CEO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.